                                                -------------------------------
                                                            OMB APPROVAL
                                                -------------------------------
                                                OMB Number:          3235-0145
                                                Expires:       October 31, 2002
                                                Estimated average burden
                                                hours per response........14.90
                                                -------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
             AND AMENDMENTS THEREIN FILED PURSUANT TO RULE 13D-2(a)

                             (AMENDMENT NO. ______)*


                           ISTA Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45031X 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Theodore W. Baker
                                14 Nassau Street
                               Princeton, NJ 08542
                                 (609) 921-3633
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 19, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ] .

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 26 Pages)

CUSIP No.   45031X 10 5           Schedule 13D              Page 2 of 26 Pages

------------------ -------------------------------------------------------------------------------------------------------------
        1          NAME  OF REPORTING  PERSONS
                   I.R.S.  IDENTIFICATION NOS. OF ABOVE  PERSONS (ENTITIES ONLY)

                   LLURA L. GUND, as trustee for the Dionis Trust, the Gordon Gund - Grant Gund Trust, the Gordon Gund - G.
                   Zachary Gund Trust, the Anna Barrows Beakey 1998 Trust and the Katharine Barrows Dadagian 1998 Trust
------------------ -------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (See Instructions)                                                                      (a)   [ ]
                                                                                                                    (b)   [X]
------------------ -------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS  (See Instructions)

                   OO, BK
------------------ -------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                 [ ]
------------------ -------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE  OF ORGANIZATION

                   UNITED STATES OF AMERICA
------------------------------- -------- ---------------------------------------------------------------------------------------
                                   7     SOLE VOTING  POWER

                                                  1,751,316

          NUMBER OF             -------- ---------------------------------------------------------------------------------------
            SHARES                 8     SHARED VOTING  POWER
         BENEFICIALLY
           OWNED BY                               1,729,363
        EACH REPORTING          -------- ---------------------------------------------------------------------------------------
         PERSON WITH               9     SOLE DISPOSITIVE  POWER

                                                  1,751,316
                                -------- ---------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE  POWER

                                                  1,729,363

------------------ -------------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            3,480,679
------------------ -------------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES  (See Instructions)
                   [ ]
------------------ -------------------------------------------------------------------------------------------------------------
       13          PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

                            18.1%
------------------ -------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON  (See Instructions)

                   IN
                   -------------------------------------------------------------------------------------------------------------

CUSIP No.   45031X 10 5           Schedule 13D              Page 3 of 26 Pages


------------------ -------------------------------------------------------------------------------------------------------------
        1          NAME  OF REPORTING  PERSONS
                   I.R.S.  IDENTIFICATION NOS. OF ABOVE  PERSONS (ENTITIES ONLY)

                   GRANT GUND, individually, and as trustee for the Gordon Gund - Grant Gund Generation Skipping Trust, the
                   Llura Blair Gund Gift Trust and the Grant Owen Gund Gift Trust
------------------ -------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (See Instructions)                                                                      (a)   [ ]
                                                                                                                    (b)   [X]
------------------ -------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS  (See Instructions)

                   OO
------------------ -------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                 [ ]
------------------ -------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE  OF ORGANIZATION

                   UNITED STATES OF AMERICA
------------------------------- -------- ---------------------------------------------------------------------------------------
                                   7     SOLE VOTING  POWER

                                                  80,804

          NUMBER OF             -------- ---------------------------------------------------------------------------------------
            SHARES                 8     SHARED VOTING  POWER
         BENEFICIALLY
           OWNED BY                               70,000
        EACH REPORTING          -------- ---------------------------------------------------------------------------------------
         PERSON WITH               9     SOLE DISPOSITIVE  POWER

                                                  80,804
                                -------- ---------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE  POWER

                                                  70,000
------------------ -------------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            150,804
------------------ -------------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES  (See Instructions)
                   [ ]
------------------ -------------------------------------------------------------------------------------------------------------
       13          PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

                            0.9%
------------------ -------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON  (See Instructions)

                   IN
------------------ -------------------------------------------------------------------------------------------------------------

CUSIP No.   45031X 10 5           Schedule 13D              Page 4 of 26 Pages



------------------ -------------------------------------------------------------------------------------------------------------
        1          NAME  OF REPORTING  PERSONS
                   I.R.S.  IDENTIFICATION NOS. OF ABOVE  PERSONS (ENTITIES ONLY)

                   G. ZACHARY GUND, individually, and as trustee for the Gordon Gund - G. Zachary Gund Generation Skipping
                   Trust
------------------ -------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (See Instructions)                                                                      (a)   [ ]
                                                                                                                    (b)   [X]
------------------ -------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS  (See Instructions)

                   OO
------------------ -------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                 [ ]
------------------ -------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE  OF ORGANIZATION

                   UNITED STATES OF AMERICA
------------------------------- -------- ---------------------------------------------------------------------------------------
                                   7     SOLE VOTING  POWER

                                                  80,803

          NUMBER OF             -------- ---------------------------------------------------------------------------------------
            SHARES                 8     SHARED VOTING  POWER
         BENEFICIALLY
           OWNED BY                               50,000
        EACH REPORTING          -------- ---------------------------------------------------------------------------------------
         PERSON WITH               9     SOLE DISPOSITIVE  POWER

                                                  80,803
                                -------- ---------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE  POWER

                                                  50,000
------------------ -------------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            130,803
------------------ -------------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES  (See Instructions)
                   [ ]
------------------ -------------------------------------------------------------------------------------------------------------
       13          PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

                            0.8%
------------------ -------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON  (See Instructions)

                   IN
------------------ -------------------------------------------------------------------------------------------------------------

CUSIP No.   45031X 10 5           Schedule 13D              Page 5 of 26 Pages



------------------ -------------------------------------------------------------------------------------------------------------
        1          NAME  OF REPORTING  PERSONS
                   I.R.S.  IDENTIFICATION NOS. OF ABOVE  PERSONS (ENTITIES ONLY)

                   GORDON GUND, as trustee for the Dionis Trust
------------------ -------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (See Instructions)                                                                      (a)   [ ]
                                                                                                                    (b)   [X]
------------------ -------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS  (See Instructions)

                   OO, BK
------------------ -------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                 [ ]
------------------ -------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE  OF ORGANIZATION

                   UNITED STATES OF AMERICA
------------------------------- -------- ---------------------------------------------------------------------------------------
                                   7     SOLE VOTING  POWER

                                                  -0-

          NUMBER OF             -------- ---------------------------------------------------------------------------------------
            SHARES                 8     SHARED VOTING  POWER
         BENEFICIALLY
           OWNED BY                               1,719,363
        EACH REPORTING          -------- ---------------------------------------------------------------------------------------
         PERSON WITH               9     SOLE DISPOSITIVE  POWER

                                                  -0-
                                -------- ---------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE  POWER

                                                  1,719,363
------------------ -------------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            1,719,363
------------------ -------------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES  (See Instructions)
                   [ ]
------------------ -------------------------------------------------------------------------------------------------------------
       13          PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

                            9.5%
------------------ -------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON  (See Instructions)

                   IN
------------------ -------------------------------------------------------------------------------------------------------------

CUSIP No.   45031X 10 5           Schedule 13D              Page 6 of 26 Pages

------------------ -------------------------------------------------------------------------------------------------------------
        1          NAME  OF REPORTING  PERSONS
                   I.R.S.  IDENTIFICATION NOS. OF ABOVE  PERSONS (ENTITIES ONLY)

                   RICHARD T. WATSON, as trustee for the Gordon Gund - G. Zachary Gund Generation Skipping Trust and the
                   Gordon Gund - Grant Gund Generation Skipping Trust
------------------ -------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (See Instructions)                                                                      (a)   [ ]
                                                                                                                    (b)   [X]
------------------ -------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS  (See Instructions)

                   OO
------------------ -------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                 [ ]
------------------ -------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE  OF ORGANIZATION

                   UNITED STATES OF AMERICA
------------------------------- -------- ---------------------------------------------------------------------------------------
                                   7     SOLE VOTING  POWER

                                                  -0-

          NUMBER OF             -------- ---------------------------------------------------------------------------------------
            SHARES                 8     SHARED VOTING  POWER
         BENEFICIALLY
           OWNED BY                               100,000
        EACH REPORTING          -------- ---------------------------------------------------------------------------------------
         PERSON WITH               9     SOLE DISPOSITIVE  POWER

                                                  -0-
                                -------- ---------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE  POWER

                                                  100,000
------------------ -------------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            100,000
------------------ -------------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES  (See Instructions)
                   [ ]
------------------ -------------------------------------------------------------------------------------------------------------
       13          PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

                            0.6%
------------------ -------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON  (See Instructions)

                   IN
------------------ -------------------------------------------------------------------------------------------------------------

CUSIP No.   45031X 10 5           Schedule 13D              Page 7 of 26 Pages




------------------ -------------------------------------------------------------------------------------------------------------
        1          NAME  OF REPORTING  PERSONS
                   I.R.S.  IDENTIFICATION NOS. OF ABOVE  PERSONS (ENTITIES ONLY)

                   REBECCA H. DENT, as trustee for the Gordon Gund - Grant Gund Generation Skipping Trust, the Gordon Gund -
                   G. Zachary Gund Generation Skipping Trust, the Llura Blair Gund Gift Trust and the Grant Owen Gund Gift
                   Trust
------------------ -------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (See Instructions)                                                                      (a)   [ ]
                                                                                                                    (b)   [X]
------------------ -------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS  (See Instructions)

                   OO
------------------ -------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                 [ ]
------------------ -------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE  OF ORGANIZATION

                   UNITED STATES OF AMERICA
------------------------------- -------- ---------------------------------------------------------------------------------------
                                   7     SOLE VOTING  POWER

                                                  -0-

          NUMBER OF             -------- ---------------------------------------------------------------------------------------
            SHARES                 8     SHARED VOTING  POWER
         BENEFICIALLY
           OWNED BY                               120,000
        EACH REPORTING          -------- ---------------------------------------------------------------------------------------
         PERSON WITH               9     SOLE DISPOSITIVE  POWER

                                                  -0-
                                -------- ---------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE  POWER

                                                  120,000
------------------ -------------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            120,000
------------------ -------------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES  (See Instructions)
                   [ ]
------------------ -------------------------------------------------------------------------------------------------------------
       13          PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

                            0.7%
------------------ -------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON  (See Instructions)

                   IN
------------------ -------------------------------------------------------------------------------------------------------------

CUSIP No.   45031X 10 5           Schedule 13D              Page 8 of 26 Pages




------------------ -------------------------------------------------------------------------------------------------------------
        1          NAME  OF REPORTING  PERSONS
                   I.R.S.  IDENTIFICATION NOS. OF ABOVE  PERSONS (ENTITIES ONLY)

                   GEORGE GUND III, as trustee for the Gordon Gund - Grant Gund Generation Skipping Trust and the Gordon Gund
                   - G. Zachary Gund Generation Skipping Trust
------------------ -------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (See Instructions)                                                                      (a)   [ ]
                                                                                                                    (b)   [X]
------------------ -------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS  (See Instructions)

                   OO
------------------ -------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                 [ ]
------------------ -------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE  OF ORGANIZATION

                   UNITED STATES OF AMERICA
------------------------------- -------- ---------------------------------------------------------------------------------------
                                   7     SOLE VOTING  POWER

                                                  -0-

          NUMBER OF             -------- ---------------------------------------------------------------------------------------
            SHARES                 8     SHARED VOTING  POWER
         BENEFICIALLY
           OWNED BY                               100,000
        EACH REPORTING          -------- ---------------------------------------------------------------------------------------
         PERSON WITH               9     SOLE DISPOSITIVE  POWER

                                                  -0-
                                -------- ---------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE  POWER

                                                  100,000
------------------ -------------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            100,000
------------------ -------------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES  (See Instructions)
                   [ ]
------------------ -------------------------------------------------------------------------------------------------------------
       13          PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

                            0.6%
------------------ -------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON  (See Instructions)

                   IN
------------------ -------------------------------------------------------------------------------------------------------------

CUSIP No.   45031X 10 5           Schedule 13D              Page 9 of 26 Pages



------------------ -------------------------------------------------------------------------------------------------------------
        1          NAME  OF REPORTING  PERSONS
                   I.R.S.  IDENTIFICATION NOS. OF ABOVE  PERSONS (ENTITIES ONLY)

                   GAIL BARROWS, as trustee for the Anna Barrows Beakey 1998 Trust and the Katharine Barrows Dadagian 1998
                   Trust
------------------ -------------------------------------------------------------------------------------------------------------
        2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                            (See Instructions)                                                                      (a)   [ ]
                                                                                                                    (b)   [X]
------------------ -------------------------------------------------------------------------------------------------------------
        3          SEC USE ONLY
------------------ -------------------------------------------------------------------------------------------------------------
        4          SOURCE OF FUNDS  (See Instructions)

                   OO
------------------ -------------------------------------------------------------------------------------------------------------
        5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                 [ ]
------------------ -------------------------------------------------------------------------------------------------------------
        6          CITIZENSHIP OR PLACE  OF ORGANIZATION

                   UNITED STATES OF AMERICA
------------------------------- -------- ---------------------------------------------------------------------------------------
                                   7     SOLE VOTING  POWER

                                                  -0-

          NUMBER OF             -------- ---------------------------------------------------------------------------------------
            SHARES                 8     SHARED VOTING  POWER
         BENEFICIALLY
           OWNED BY                               10,000
        EACH REPORTING          -------- ---------------------------------------------------------------------------------------
         PERSON WITH               9     SOLE DISPOSITIVE  POWER

                                                  -0-
                                -------- ---------------------------------------------------------------------------------------
                                  10     SHARED DISPOSITIVE  POWER

                                                  10,000
------------------ -------------------------------------------------------------------------------------------------------------
       11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            10,000
------------------ -------------------------------------------------------------------------------------------------------------
       12          CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN  SHARES  (See Instructions)
                   [ ]
------------------ -------------------------------------------------------------------------------------------------------------
       13          PERCENT  OF CLASS REPRESENTED BY AMOUNT  IN  ROW (11)

                            0.1%
------------------ -------------------------------------------------------------------------------------------------------------
       14          TYPE OF REPORTING PERSON  (See Instructions)

                   IN
------------------ -------------------------------------------------------------------------------------------------------------

CUSIP No.   45031X 10 5           Schedule 13D              Page 10 of 26 Pages




ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock, $0.001 par value ("Common Stock"), of ISTA Pharmaceuticals, Inc., a California corporation (the "Issuer" or "ISTA"), that is currently outstanding and that is issuable by ISTA upon conversion of senior secured convertible promissory notes and upon the exercise of warrants. The Issuer's principal executive offices are located at 15279 Alton Parkway, Suite 100, Irvine, CA 92618.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) Pursuant to Rule 13d-1(k) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934 (the "EXCHANGE ACT"), the following persons (the "REPORTING PERSONS") identified below are filing in their individual capacity or their capacity as trustees of certain trusts, as indicated:

         LLURA L. GUND, as trustee for the Dionis Trust, the Gordon Gund - Grant Gund Trust, the Gordon Gund - G. Zachary Gund Trust, the Anna Barrows Beakey 1998 Trust and the Katharine Barrows Dadagian 1998 Trust. Ms. Gund's principal occupation is that of trustee of these trusts. The principal business where such employment is conducted is Gund Investment Corporation, 14 Nassau Street, Princeton, NJ 08542.

         GRANT GUND, individually, and as trustee for the Gordon Gund - Grant Gund Generation Skipping Trust, the Llura Blair Gund Gift Trust and the Grant Owen Gund Gift Trust. Mr. Grant Gund's principal occupation is that of a Principal at Meguniticook Fund, L.P., 11 Newbury Street, Suite 400, Boston, MA 02116.

         G. ZACHARY GUND, individually, and as trustee for the Gordon Gund - G. Zachary Gund Generation Skipping Trust. Mr. G. Zachary Gund's principal occupation is as the Managing Member of Coppermine Capital, LLC, 180-A West Brookline Street, Boston, MA 02118.

         GORDON GUND, as trustee for the Dionis Trust. Mr. Gordon Gund's principal occupation is as the Chief Executive Officer of Gund Investment Corporation, 14 Nassau Street, Princeton, NJ 08542.

         RICHARD T. WATSON, as trustee for the Gordon Gund - G. Zachary Gund Generation Skipping Trust and the Gordon Gund - Grant Gund Generation Skipping Trust. Mr. Watson's principal occupation is as a lawyer at Spieth, Bell, McCurdy & Newell Co., LPA, 925 Euclid Avenue, Cleveland, OH 44115.

         REBECCA H. DENT, as trustee for the Gordon Gund - Grant Gund Generation Skipping Trust, the Gordon Gund - G. Zachary Gund Generation Skipping Trust, the Llura Blair Gund Gift Trust and the Grant Owen Gund Gift Trust. Ms. Dent's principal occupation is as a lawyer at Spieth, Bell, McCurdy & Newell Co., LPA, 925 Euclid Avenue, Cleveland, OH 44115.

         GEORGE GUND III, as trustee for the Gordon Gund - Grant Gund Generation Skipping Trust and the Gordon Gund - G. Zachary Gund Generation Skipping Trust. Mr. George Gund's principal occupation is that of an entrepreneur. The principal business where such employment is conducted is The Presidio, 39 Mesa Street, San Francisco, CA 94129.

CUSIP No.   45031X 10 5           Schedule 13D              Page 11 of 26 Pages

         GAIL BARROWS, as trustee for the Anna Barrows Beakey 1998 Trust and the Katharine Barrows Dadagian 1998 Trust. Ms. Barrows' principal occupation is that of trustee of these trusts. The principal business where such employment is conducted is Gund Investment Corporation, 14 Nassau Street, Princeton, NJ 08542.

         The Reporting Persons, in the aggregate, beneficially own 3,762,286 shares of Common Stock (of which 1,459,654 shares of Common Stock are currently outstanding, 1,842,105 shares of Common Stock are issuable by ISTA upon conversion of senior secured convertible promissory notes held by certain of the Reporting Persons and 460,527 shares of Common Stock are issuable by ISTA upon the exercise of warrants held by certain of the Reporting Persons) or 19.6% of the Common Stock of the Issuer based on 16,892,636 shares outstanding as of July 31, 2002 as reported in the Quarterly Report on Form 10-Q of the Issuer for the period ended June 30, 2002. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists within the meaning of the Exchange Act.

         (d)-(e) Each of the Reporting Persons has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) All of the Reporting Persons are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Persons each purchased Common Stock on various dates from June 4, 1999 to September 19, 2002 in either their individual capacity or in their capacity as trustees of certain trusts as set forth in Item 5. Such purchases of the Common Stock were, depending on the date of each purchase and the purchasing trust or individual, made with funds provided by the trust or borrowed from FleetBoston Financial Corporation ("FLEET"), First Union Corporation ("FIRST UNION") or Gordon Gund as set forth in Item 5.

         The most recent purchase, on September 19, 2002, is only applicable to two of the Reporting Persons, Llura L. Gund and Gordon Gund, and three of the trusts of which they are either sole or joint trustees, the Dionis Trust, the Gordon Gund - Grant Gund Trust a/k/a the Grant Gund 1978 Trust and the Gordon Gund - G. Zachary Gund Trust a/k/a the G. Zachary Gund 1978 Trust (collectively, the "RECENT PURCHASING TRUSTS"). Such purchase was pursuant to the Note and Warrant Purchase Agreement, dated as of September 19, 2002 (the "NOTE AND WARRANT AGREEMENT"), among ISTA, the Recent Purchasing Trusts and various other investors (the "OTHER INVESTORS"). The Recent Purchasing Trusts purchased an aggregate amount of $700,000 of ISTA Senior Secured Convertible Promissory Notes initially convertible into Common Stock at $0.38 per share for an aggregate of 1,842,105 shares of Common Stock (the "NOTES") and received warrants to purchase 460,527 shares of Common Stock at an exercise price of $0.38 (the "BRIDGE WARRANTS"). The funds used by the Recent Purchasing Trusts to acquire the Notes and the Bridge Warrants were borrowed by the Recent Purchasing Trusts from Fleet and First Union under pre-existing lines of credit as set forth in Item 5.

         References to and descriptions of the Note and Warrant Agreement as set forth in this Item 3 are qualified in their entirety by reference to the Note and Warrant Agreement, the Form of Senior Secured Convertible Promissory Notes issued under the Note and Warrant Agreement and the Form of Warrant

CUSIP No.   45031X 10 5           Schedule 13D              Page 12 of 26 Pages


issued under the Note and Warrant Agreement included as Exhibits A, B and C, respectively, to this Schedule 13D, which are incorporated in their entirety in this Item 3.


ITEM 4.  PURPOSE OF TRANSACTION.

         (a)-(j) The Reporting Persons purchased the Common Stock, including the most recent purchase of the Notes and the Bridge Warrants, either in their individual capacity or in their capacity as trustees of certain trusts solely for general investment purposes. The Reporting Persons retain the right to change their investment intent.

         The Notes described in Item 3 above yield an 8% interest, mature on December 31, 2002 and are convertible into Common Stock at an initial conversion price of $0.38 per share. If the Notes remain outstanding until the maturity date and ISTA stockholder approval for the conversion of the Notes is obtained by the maturity date, the Notes will be convertible into 1,842,105 shares of Common Stock.

         Under certain circumstances the Notes and the Bridge Warrants will be convertible into fewer shares of Common Stock. Prior to the earlier of November 18, 2002 and ISTA shareholder approval for the issuance of the Notes and the Bridge Warrants, the Notes and the Bridge Warrants beneficially held by certain of the Reporting Persons, as trustees of the Recent Purchasing Trusts, together with the notes and bridge warrants held by the Other Investors pursuant to the Note and Warrant Agreement, will not be convertible into more than 19.9% of the Common Stock outstanding. If ISTA does not obtain stockholder approval for the issuance of the Notes and the Bridge Warrants to certain of the Reporting Persons, as trustees of the Recent Purchasing Trusts, and the Other Investors by November 18, 2002, the Notes and the Bridge Warrants held by certain of the Reporting Persons, as trustees of the Recent Purchasing Trusts, and the Other Investors will be convertible into the maximum number of shares of Common Stock obtained or obtainable without violating the rules and regulations adopted by the National Association of Securities Dealers, Inc. concerning Nasdaq listed companies.

         Pursuant to the PIPES Agreement (defined below), ISTA has agreed to cause a registration statement covering the shares issuable upon conversion of the Notes and upon exercise of the Bridge Warrants to be filed with the SEC no later than the earlier of 15 days after the termination of the PIPES Agreement according to its terms and 120 days following the closing of the PIPES Agreement.

         Any plans or proposals that relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D are described below.

         In connection with the Note and Warrant Agreement, ISTA, the Other Investors and the Recent Purchasing Trusts entered into the Common Stock Purchase Agreement, dated as of September 19, 2002 (the "PIPES AGREEMENT"). Pursuant to the PIPES Agreement, the Recent Purchasing Trusts have agreed to purchase 3,421,053 shares of Common Stock at a price of $0.38 per share for a total consideration of $1,300,000. Under the terms of the PIPES Agreement, the Recent Purchasing Trusts will also receive warrants to purchase 513,159 shares of Common Stock at an exercise price of $0.38 per share (the "PIPES WARRANTS"). The closing of the PIPES Agreement is conditioned upon, among other things, ISTA stockholder approval.

         ISTA has agreed to cause a registration statement covering the shares issued pursuant to the PIPES Agreement and issuable upon the exercise of the PIPES Warrants to be filed no later than 120 days following the closing of the PIPES Agreement.

CUSIP No.   45031X 10 5           Schedule 13D              Page 13 of 26 Pages

         Pursuant to the PIPES Agreement, ISTA has agreed to use its best efforts, at the closing of the PIPES Agreement, to cause four persons (the "OTHER INVESTORS' DESIGNEES") designated by the Other Investors to be appointed members of the board of directors of ISTA. For so long as the funds managed or advised by certain of the Other Investors hold at least 5,500,000 shares of Common Stock (as adjusted by stock split, reverse stock split, dividend, reorganization, recapitalization or otherwise) purchased pursuant to the PIPES Agreement, (i) ISTA has agreed to use its best efforts to cause one of each of the Other Investors' Designees to be nominated and elected to the board of directors of ISTA in any election of directors, and (ii) if any Other Investors' Designees who have been so elected to the board of directors of ISTA shall cease for any reason to be a member of the board of directors of ISTA, then ISTA has agreed to use its best efforts, subject to applicable laws and regulations, to cause such vacancy to be filled by a replacement designated by the applicable Other Investor. For so long as each Other Investors' Designee remains on the board of directors of ISTA, ISTA has agreed that the nominating committee and any committee exercising substantial control over ISTA or its operations shall include one of each of the Other Investors' Designees.

         In anticipation of the closing of the PIPES Agreement, George M. Lasezkay, Wayne I. Roe, Benjamin F. McGraw III and John H. Parrish have resigned from ISTA's board of directors, effective as of the closing of the PIPES agreement.

         Pursuant to the PIPES Agreement, ISTA has agreed to seek stockholder approval to amend its charter, on or before the closing of the PIPES Agreement, to :

         (1) effect a reverse stock split of ISTA Common Stock whereby ISTA shall issue one new share of Common Stock in exchange for not less than seven shares nor more than ten shares of its outstanding Common Stock, or such other number of shares of its outstanding Common Stock as is mutually agreed upon by the ISTA and certain investors under the PIPES Agreement; and

         (2) allow any action required or allowed to be taken by the stockholders of ISTA at any annual or special meeting thereof to be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding ISTA Common Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

         Pursuant to the PIPES Agreement, ISTA has agreed to amend its bylaws on or before the closing of the PIPES Agreement to provide the following:

         (1) The board of directors will have nine members.

         (2) The board of directors shall have an audit committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three members of the board of directors.

         (3) The board of directors shall have a nominating committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three members of the board of directors. The duties of the nominating committee will include recommending to the board of directors for approval the hiring and termination of any executive officer of ISTA, including the Chief Executive Officer and Chief Financial Officer, and nominating any new member of the board of directors.

CUSIP No.   45031X 10 5           Schedule 13D              Page 14 of 26 Pages

         (4) The board of directors shall have a compensation committee, the composition and duties of which shall be in compliance with all applicable federal and state securities laws and NASD Rules, and which shall consist of three members of the board of directors. The duties of the compensation committee will include authorizing the compensation of any executive officer, setting number of shares reserved under ISTA's option pool and setting employee compensation guidelines.

         (5) After the closing of the PIPES Agreement, ISTA will not, without the approval of a majority of the total number of directors then in office:

                  (a) authorize, offer, sell or issue any equity or debt securities of ISTA or any subsidiary of ISTA;

                  (b) incur indebtedness for borrowed money or guarantee or act as a surety for any debt which individually or in the aggregate is in excess of one million dollars ($1,000,000);

                  (c) grant a security interest in assets of ISTA or any subsidiary of ISTA that individually or in the aggregate has a value in excess of five hundred thousand dollars ($500,000);

                  (d) sell, lease, sublease, license or otherwise transfer any of the rights, title and interest in any material intellectual property of ISTA or any intellectual property of ISTA, whether or not material, relating to pharmaceuticals or biologics;

                  (e) purchase, license or otherwise acquire any of the rights, title or interest in any material intellectual property of any third party relating to pharmaceuticals or biologics;

                  (f) approve any annual business plan or budget or any material revisions thereto; and

                  (g) hire or terminate any executive officer of ISTA, including the Chief Executive Officer and Chief Financial Officer.

         References to and descriptions of the Note and Warrant Agreement and the PIPES Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Note and Warrant Agreement, the Form of Senior Secured Convertible Promissory Note issued under the Note and Warrant Agreement and the Form of Warrant issued under the Note and Warrant Agreement, the PIPES Agreement and the Form of Warrant to be issued under the PIPES Agreement included as Exhibits A, B, C, D and E, respectively, to this Schedule 13D, which are incorporated in their entirety in this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a)-(b) Pursuant to the Exchange Act and regulations thereunder, the Reporting Persons may be deemed as a group to have acquired beneficial ownership of 3,762,286 shares of Common Stock (of which 1,459,654 shares of Common Stock are currently outstanding, 1,842,105 shares of Common Stock are issuable by ISTA upon conversion of senior secured convertible promissory notes held by certain of the Reporting Persons and 460,527 shares of Common Stock are issuable by ISTA upon the exercise of warrants held by certain of the Reporting Persons), which represents 19.6% of the Common Stock of the Issuer based on 16,892,636 shares outstanding as of July 31, 2002 as reported in the Quarterly Report on Form 10-Q of the Issuer for the period ended June 30, 2002.

CUSIP No.   45031X 10 5           Schedule 13D              Page 15 of 26 Pages

                  LLURA L. GUND may be deemed to have beneficial ownership in the aggregate of 3,480,679 shares of Common Stock, which constitutes 18.1% of the outstanding Common Stock of the Issuer. Of these shares, Llura L. Gund has sole power to vote and sole power to dispose of an aggregate of 1,751,316 shares of Common Stock by virtue of her position as the sole trustee of certain trusts as listed below (includes 921,052 shares of Common Stock issuable upon conversion of the Notes and 230,264 shares of Common Stock issuable upon exercise of the Bridge Warrants due to the right to acquire these shares within 60 days) and may be deemed to have shared power to vote and shared power to dispose of 1,729,363 shares of Common Stock by virtue of her position as co-trustee of certain trusts as listed below (includes 921,053 shares of Common Stock issuable upon conversion of the Notes and 230,263 shares of Common Stock issuable upon exercise of the Bridge Warrants due to the right to acquire these shares within 60 days). Listed below is the date of each purchase of Common Stock by the applicable trust, the number of shares purchased and the per share price.

         Gordon Gund - Grant Gund Trust (Ms. Gund serves as sole trustee) 875,658(1)

                                                                  Per Share
             Date                        Number of Shares        Purchase Price         Source of Funds(2)
             ----                        ----------------        --------------         ----------------
             June 4, 1999                  202,009(3)               $4.90               Gordon Gund
             February 4, 2002                 5,000                 $3.05               Gordon Gund
             February 5, 2002                 5,000                 $3.04               Gordon Gund
             February 5, 2002                 4,768                 $2.74               Gordon Gund
             February 5, 2002                 10,000                $2.79               Gordon Gund
             February 5, 2002                 10,000                $2.80               Gordon Gund
             February 6, 2002                 8,564                 $2.75               Gordon Gund
             February 6, 2002                 4,659                 $2.75               Gordon Gund
             May 15, 2002                     5,500                 $1.06               Gordon Gund
             May 16, 2002                     44,500                $1.00               Gordon Gund
             September 19, 2002              575,658(4)             $0.38               First Union


-------------------------

         (1) Includes 460,526 shares of Common Stock issuable upon conversion of the Notes and 115,132 shares of Common Stock issuable upon exercise of the Bridge Warrants due to the right to acquire these shares within 60 days.


         (2) The purchases were funded by borrowings provided by Gordon Gund under interest-bearing promissory notes and First Union under pre-existing lines of credit, as indicated.

         (3) In June 1999, these trusts made initial investments in ISTA and received preferred shares, common stock and warrants. These initial holdings were converted in December 2000 and January 2001 and are now represented by the current holdings of 202,009 shares of Common Stock.

         (4) Includes 460,526 shares of Common Stock issuable upon conversion of the Notes and 115,132 shares of Common Stock issuable upon exercise of the Bridge Warrants due to the right to acquire these shares within 60 days.

CUSIP No.   45031X 10 5           Schedule 13D              Page 16 of 26 Pages


Gordon Gund - G. Zachary Gund Trust (Ms. Gund serves as sole trustee) 875,658(5)


                                                                 Per Share
             Date                        Number of Shares       Purchase Price    Source of Funds(6)
             ----                        ----------------       --------------    ------------------
             June 4, 1999                   202,009(7)              $4.90               Gordon Gund
             February 4, 2002                 5,000                 $3.05               Gordon Gund
             February 5, 2002                 5,000                 $3.04               Gordon Gund
             February 5, 2002                 4,768                 $2.74               Gordon Gund
             February 5, 2002                10,000                 $2.79               Gordon Gund
             February 5, 2002                10,000                 $2.80               Gordon Gund
             February 6, 2002                 8,564                 $2.75               Gordon Gund
             February 6, 2002                 4,659                 $2.75               Gordon Gund
             May 15, 2002                     5,500                 $1.06               Gordon Gund
             May 16, 2002                    44,500                 $1.00               Gordon Gund
             September 19, 2002             575,658(8)              $0.38               First Union

Dionis Trust (Ms. Gund serves as co-trustee with Gordon Gund) 1,719,363(9)

                                            Number of               Per Share
             Date                             Shares             Purchase Price         Source of Funds(10)
             ----                             ------             --------------         -------------------
             June 4, 1999                     242,409(11)            $4.90                  Fleet
             August 25, 2000                   95,238               $10.50                  Fleet
             December 4, 2001                  19,600                $5.00                  Trust
             December 6, 2001                   1,600                $4.78                  Trust
             December 7, 2001                   2,000                $4.76                  Trust
             December 11, 2001                  8,000                $4.76                  Trust

--------------------------

         (5) Includes 460,526 shares of Common Stock issuable upon conversion of the Notes and 115,132 shares of Common Stock issuable upon exercise of the Bridge Warrants due to the right to acquire these shares within 60 days.


         (6) The purchases were funded by borrowings provided by Gordon Gund under interest-bearing promissory notes and First Union under pre-existing lines of credit, as indicated.

         (7) In June 1999, these trusts made initial investments in ISTA and received preferred shares, common stock and warrants. These initial holdings were converted in December 2000 and January 2001 and are now represented by the current holdings of 202,009 shares of Common Stock.

         (8) Includes 460,526 shares of Common Stock issuable upon conversion of the Notes and 115,132 shares of Common Stock issuable upon exercise of the Bridge Warrants due to the right to acquire these shares within 60 days.

         (9) Includes 921,053 shares of Common Stock issuable upon conversion of the Notes and 230,263 shares of Common Stock issuable upon exercise of the Bridge Warrants due to the right to acquire these shares within 60 days.


         (10) The purchases were funded by borrowings provided by Fleet under pre-existing lines of credit or directly from the funds of the trust itself, as indicated.


         (11) In June 1999, this Trust made initial investments in ISTA and received preferred shares, common stock and warrants. These initial holdings were converted in December 2000 and January 2001 and are now represented by the current holdings of 242,409 shares of Common Stock.

CUSIP No.   45031X 10 5           Schedule 13D              Page 17 of 26 Pages

             December 12, 2001                 15,000                $4.66                  Trust
             December 13, 2001                 10,000                $4.64                  Trust
             December 14, 2001                 10,000                $4.76                  Trust
             December 21, 2001                  2,300                $4.76                  Trust
             March 6, 2002                     22,000                $2.47                  Trust
             March 6, 2002                      1,000                $2.68                  Trust
             March 7, 2002                     25,000                $2.65                  Trust
             March 13, 2002                     5,500                $2.80                  Trust
             March 13, 2002                     8,400                $2.80                  Trust
             May 23, 2002                      50,000                $0.96          Fleet ($40,000/Trust
                                                                                          ($57,077)
             May 24, 2002                      35,000                $0.98          Fleet ($40,000/Trust
                                                                                          ($57,077)
             May 28, 2002                      15,000                $0.99          Fleet ($40,000/Trust
                                                                                          ($57,077)
             September 19, 2002             1,151,316(12)            $0.38                  Fleet

         Anna Barrows Beakey 1998 Trust (Ms. Gund serves as co-trustee with
         Gail Barrows)                                                  5,000


                                                                   Per Share
             Date                        Number of Shares        Purchase Price         Source of Funds(13)
             ----                        ----------------        --------------         -------------------
             September 27, 2001                1,000                $2.11               Gordon Gund
             February 5, 2002                  2,000                $2.96               Gordon Gund
             May 15, 2002                      2,000                $1.05               Gordon Gund

         Katharine Barrows Dadagian 1998 Trust (Ms. Gund serves as co-trustee
         with Gail Barrows)                                               5,000

                                                                    Per Share
             Date                        Number of Shares         Purchase Price  Source of Funds(14)
             ----                        ----------------         --------------  -----------------
             September 27, 2001                1,000                $2.11               Gordon Gund
             February 5, 2002                  2,000                $2.96               Gordon Gund
             May 15, 2002                      2,000                $1.05               Gordon Gund

                  GRANT GUND may be deemed to have beneficial ownership in the aggregate of 150,804 shares of Common Stock, which constitutes 0.9% of the outstanding Common Stock of the Issuer. Of these shares, Grant Gund has sole power to vote and sole power to dispose of 80,804 shares of Common Stock by virtue of his individual ownership of such shares and may be deemed to have shared power to vote and shared power to dispose of 70,000 shares of Common Stock by


----------------------

         (12) Includes 921,053 shares of Common Stock issuable upon conversion of the Notes and 230,263 shares of Common Stock issuable upon exercise of the Bridge Warrants due to the right to acquire these shares within 60 days.


         (13) The purchases were funded by borrowings provided by Gordon Gund under interest-bearing promissory notes.


         (14) The purchases were funded by borrowings provided by Gordon Gund under interest-bearing promissory notes.

CUSIP No.   45031X 10 5           Schedule 13D              Page 18 of 26 Pages

         virtue of his position as co-trustee of certain trusts as listed below. Listed below is the date of each purchase of Common Stock by the applicable individual or trust, as the case may be, the number of shares purchased and the per share price.

         Individual Ownership                                          80,804

                                                                   Per Share
             Date                        Number of Shares        Purchase Price   Source of Funds(15)
             ----                        ----------------           -----         ---------------
             December 6, 2000                 24,017                $4.90               Gordon Gund
             January 15, 2001                 56,787                $4.90               Gordon Gund

         Gordon Gund - Grant Gund Generation Skipping Trust (Mr. Grant Gund serves as co-trustee with Richard T. Watson, Rebecca H. Dent
         and George Gund III)                                         50,000

                                                                    Per Share
             Date                        Number of Shares         Purchase Price  Source of Funds(16)
             ----                        ----------------         --------------  -------------------
             March 1, 2002                    15,000                $1.83               Gordon Gund
             March 5, 2002                    12,500                $1.74               Gordon Gund
             April 12, 2002                   19,400                $1.28               Gordon Gund
             April 15, 2002                    3,100                $1.12               Gordon Gund

         Llura Blair Gund Gift Trust (Mr. Grant Gund serves as co-trustee with
         Rebecca H. Dent)                                                10,000

                                                                   Per Share
             Date                        Number of Shares        Purchase Price   Source of Funds(17)
             ----                        ----------------        --------------   -------------------
             February 28, 2001                  300                 $6.02               Gordon Gund
             February 28, 2001                  500                 $2.85               Gordon Gund
             August 17, 2001                    200                 $3.18               Gordon Gund
             September 27, 2001                1,000                $2.11               Gordon Gund
             November 27, 2001                 1,000                $4.04               Gordon Gund
             February 4, 2002                  2,000                $3.05               Gordon Gund
             April 12, 2002                    5,000                $1.26               Gordon Gund

         Grant Owen Gund Gift Trust (Mr. Grant Gund serves as co-trustee with
         Rebecca H. Dent)                                             10,000

------------------------

         (15) The purchases were funded by borrowings provided by Gordon Gund under interest-bearing promissory notes.


         (16) The purchases were funded by borrowings provided by Gordon Gund under interest-bearing promissory notes.


         (17) The purchases were funded by borrowings provided by Gordon Gund under interest-bearing promissory notes.

CUSIP No.   45031X 10 5           Schedule 13D              Page 19 of 26 Pages

                                                                  Per Share
             Date                        Number of Shares        Purchase Price   Source of Funds(18)
             ----                        ----------------        --------------   -------------------
             February 28, 2001                  300                 $6.02               Gordon Gund
             February 28, 2001                  500                 $2.85               Gordon Gund
             August 17, 2001                    200                 $3.18               Gordon Gund
             September 27, 2001                1,000                $2.11               Gordon Gund
             November 27, 2001                 1,000                $4.04               Gordon Gund
             February 4, 2002                  2,000                $3.05               Gordon Gund
             April 12, 2002                    5,000                $1.26               Gordon Gund

                  G. ZACHARY GUND may be deemed to have beneficial ownership in the aggregate of 130,803 shares of Common Stock, which constitutes 0.8% of the outstanding Common Stock of the Issuer. Of these shares, G. Zachary Gund has sole power to vote and sole power to dispose of 80,803 shares of Common Stock by virtue of his individual ownership of such shares and may be deemed to have shared power to vote and shared power to dispose of 50,000 shares by virtue of his position as co-trustee with Richard T. Watson, Rebecca H. Dent and George Gund III of the Gordon Gund - G. Zachary Gund Generation Skipping Trust. Listed below is the date of each purchase of Common Stock by the applicable individual or trust, as the case may be, the number of shares purchased and the per share price.

         Individual Ownership                                            80,803

                                                                    Per Share
             Date                        Number of Shares         Purchase Price  Source of Funds(19)
             ----                        ----------------         --------------  -------------------
             December 6, 2000                 24,016                $4.90               Gordon Gund
             January 15, 2001                 56,787                $4.90               Gordon Gund

Gordon Gund - G. Zachary Gund Generation Skipping Trust (Mr. G. Zachary Gund serves as co-trustee with Richard T. Watson, Rebecca H. Dent and George Gund
III)                                                                  50,000

                                                                  Per Share
             Date                        Number of Shares       Purchase Price    Source of Funds(20)
             ----                        ----------------       --------------    -------------------
             March 1, 2002                    15,000                $1.83               Gordon Gund
             March 5, 2002                    12,500                $1.74               Gordon Gund
             April 12, 2002                   19,400                $1.28               Gordon Gund
             April 15, 2002                    3,100                $1.12               Gordon Gund


------------------------
(continued...)

         (18) The purchases were funded by borrowings provided by Gordon Gund under interest-bearing promissory notes.


         (19) The purchases were funded by borrowings provided by Gordon Gund under interest-bearing promissory notes.


         (20) The purchases were funded by borrowings provided by Gordon Gund under interest-bearing promissory notes.

CUSIP No.   45031X 10 5           Schedule 13D              Page 20 of 26 Pages

                  GORDON GUND, as co-trustee with Llura L. Gund for the Dionis Trust, may be deemed to have shared power to vote and shared power to dispose of 1,719,363 shares of Common Stock (includes 921,053 shares of Common Stock issuable upon conversion of the Notes and 230,263 shares of Common Stock issuable upon exercise of the Bridge Warrants due to the right to acquire these shares within 60 days), which constitutes 9.5% of the outstanding Common Stock of the Issuer. On the following dates the Dionis Trust purchased the following number of shares of Common Stock for the per share price listed below.

                                            Number of            Per Share
             Date                             Shares            Purchase Price    Source of Funds(21)
             ----                             ------            --------------    -------------------
             June 4, 1999                     242,409(22)            $4.90                  Fleet
             August 25, 2002                   95,238               $10.50                  Trust
             December 4, 2001                  19,600                $5.00                  Trust
             December 6, 2001                   1,600                $4.78                  Trust
             December 7, 2001                   2,000                $4.76                  Trust
             December 11, 2001                  8,000                $4.76                  Trust
             December 12, 2001                 15,000                $4.66                  Trust
             December 13, 2001                 10,000                $4.64                  Trust
             December 14, 2001                 10,000                $4.76                  Trust
             December 21, 2001                  2,300                $4.76                  Trust
             March 6, 2002                     22,000                $2.47                  Trust
             March 6, 2002                      1,000                $2.68                  Trust
             March 7, 2002                     25,000                $2.65                  Trust
             March 13, 2002                     5,500                $2.80                  Trust
             March 13, 2002                     8,400                $2.80                  Trust
             May 23, 2002                      50,000                $0.96          Fleet ($40,000/Trust
                                                                                          ($57,077)
             May 24, 2002                      35,000                $0.98          Fleet ($40,000/Trust
                                                                                          ($57,077)
             May 28, 2002                      15,000                $0.99          Fleet ($40,000/Trust
                                                                                          ($57,077)
             September 19, 2002             1,151,316(23)            $0.38                  Fleet

                  In addition, Mr. Gordon Gund may be deemed to have beneficial ownership of the 1,761,316 shares of Common Stock (includes 921,053 shares of Common Stock issuable upon conversion of the Notes and 230,263 shares of Common Stock issuable upon exercise of the Bridge Warrants due to the right to acquire these shares within 60 days) beneficially owned by Llura L. Gund, his spouse, which represents 8.6% of the outstanding Common Stock of the Issuer. He disclaims beneficial ownership of these shares.

-------------------------

         (21) The purchases were funded by borrowings provided by Gordon Gund under interest-bearing promissory notes and First Union under pre-existing lines of credit, as indicated.

         (22) In June 1999, this Trust made initial investments in ISTA and received preferred shares, common stock and warrants. These initial holdings were converted in December 2000 and January 2001 and are now represented by the current holdings of 242,409 shares of Common Stock.

         (23) Includes 921,053 shares of Common Stock issuable upon conversion of the Notes and 230,263 shares of Common Stock issuable upon exercise of the Bridge Warrants due to the right to acquire these shares within 60 days.

CUSIP No.   45031X 10 5           Schedule 13D              Page 21 of 26 Pages

                  RICHARD T. WATSON, as co-trustee with Grant Gund, Rebecca H. Dent and George Gund III for the Gordon Gund - Grant Gund Generation Skipping Trust and as co-trustee with G. Zachary Gund, Rebecca H. Dent and George Gund III for the Gordon Gund - G. Zachary Gund Generation Skipping Trust, may be deemed to have shared power to vote and shared power to dispose of 50,000 shares of Common Stock owned by each trust, for an aggregate beneficial ownership of 100,000 shares of Common Stock, which constitutes 0.6% of the outstanding Common Stock of the Issuer. Listed below is the date of each purchase of Common Stock by the applicable trust, the number of shares purchased and the per share price.

         Gordon Gund - Grant Gund Generation Skipping Trust (Mr. Watson serves as co-trustee with Grant Gund, Rebecca H. Dent and George Gund III) 50,000

                                                                  Per Share
             Date                        Number of Shares       Purchase Price    Source of Funds(24)
             ----                        ----------------       --------------    -------------------
             March 1, 2002                    15,000                $1.83               Gordon Gund
             March 5, 2002                    12,500                $1.74               Gordon Gund
             April 12, 2002                   19,400                $1.28               Gordon Gund
             April 15, 2002                    3,100                $1.12               Gordon Gund


         Gordon Gund - G. Zachary Gund Generation Skipping Trust (Mr. Watson serves as co-trustee with G. Zachary Gund, Rebecca H. Dent and George Gund III) 50,000

                                                                   Per Share
             Date                        Number of Shares        Purchase Price   Source of Funds(25)
             ----                        ----------------        --------------   -------------------
             March 1, 2002                    15,000                $1.83               Gordon Gund
             March 5, 2002                    12,500                $1.74               Gordon Gund
             April 12, 2002                   19,400                $1.28               Gordon Gund
             April 15, 2002                   3,100                 $1.12               Gordon Gund

                  REBECCA H. DENT may be deemed to have shared power to vote and shared power to dispose of an aggregate of 120,000 shares of Common Stock, which constitutes 0.7% of the outstanding Common Stock of the Issuer, by virtue of her position as co-trustee for certain trusts as indicated below. Listed below each trust is the date of each purchase of Common Stock by the applicable trust, the number of shares purchased and the per share price.

         Gordon Gund - Grant Gund Generation Skipping Trust (Ms. Dent serves as co- trustee with Grant Gund, Richard T. Watson and George Gund III) 50,000



---------------------

         (24) The purchases were funded by borrowings provided by Gordon Gund under interest-bearing promissory notes.


         (25) The purchases were funded by borrowings provided by Gordon Gund under interest-bearing promissory notes.

CUSIP No.   45031X 10 5           Schedule 13D              Page 22 of 26 Pages

                                                                   Per Share
             Date                        Number of Shares        Purchase Price   Source of Funds(26)
             ----                        ----------------           -----         ---------------
             March 1, 2002                    15,000                $1.83               Gordon Gund
             March 5, 2002                    12,500                $1.74               Gordon Gund
             April 12, 2002                   19,400                $1.28               Gordon Gund
             April 15, 2002                    3,100                $1.12               Gordon Gund

         Gordon Gund - G. Zachary Gund Generation Skipping Trust (Ms. Dent serves as co-trustee with G. Zachary Gund, Richard T. Watson and George Gund III) 50,000

                                                                   Per Share
             Date                        Number of Shares       Purchase Price    Source of Funds(27)
             ----                        ----------------       --------------    -------------------
             March 1, 2002                    15,000                $1.83               Gordon Gund
             March 5, 2002                    12,500                $1.74               Gordon Gund
             April 12, 2002                   19,400                $1.28               Gordon Gund
             April 15, 2002                    3,100                $1.12               Gordon Gund

          Llura Blair Gund Gift Trust (Ms. Dent serves as co-trustee with Grant Gund)   10,000

                                                                 PER SHARE

             Date                        Number of Shares        Purchase Price   Source of Funds(28)
             ----                        ----------------        --------------   -------------------
             February 28, 2001                 300                  $6.02               Gordon Gund
             February 28, 2001                 500                  $2.85               Gordon Gund
             August 17, 2001                   200                  $3.18               Gordon Gund
             September 27, 2001               1,000                 $2.11               Gordon Gund
             November 27, 2001                1,000                 $4.04               Gordon Gund
             February 4, 2002                 2,000                 $3.05               Gordon Gund
             April 12, 2002                   5,000                 $1.26               Gordon Gund

          Grant Owen Gund Gift Trust (Ms. Dent serves as co-trustee with Grant
          Gund)    10,000

                                                                 PER SHARE
             DATE                        NUMBER OF SHARES        PURCHASE PRICE   SOURCE OF FUNDS(29)
             ----                        ----------------        --------------   -------------------
             February 28, 2001                  300                 $6.02               Gordon Gund
             February 28, 2001                  500                 $2.85               Gordon Gund
             August 17, 2001                    200                 $3.18               Gordon Gund
             September 27, 2001                1,000                $2.11               Gordon Gund
             November 27, 2001                 1,000                $4.04               Gordon Gund


-------------------------

         (26) The purchases were funded by borrowings provided by Gordon Gund under interest-bearing promissory notes.


         (27) The purchases were funded by borrowings provided by Gordon Gund under interest-bearing promissory notes.


         (28) The purchases were funded by borrowings provided by Gordon Gund under interest-bearing promissory notes.


         (29) The purchases were funded by borrowings provided by Gordon Gund under interest-bearing promissory notes.

CUSIP No.   45031X 10 5           Schedule 13D              Page 23 of 26 Pages





             February 4, 2002                  2,000                $3.05               Gordon Gund
             April 12, 2002                    5,000                $1.26               Gordon Gund

                  GEORGE GUND III, as co-trustee with Grant Gund, Richard T. Watson and Rebecca H. Dent for the Gordon Gund - Grant Gund Generation Skipping Trust and as co-trustee with G. Zachary Gund, Richard T. Watson and Rebecca H. Dent for the Gordon Gund - G. Zachary Gund Generation Skipping Trust, may be deemed to have shared power to vote and shared power to dispose of 50,000 shares of Common Stock owned by each trust, for an aggregate beneficial ownership of 100,000 shares of Common Stock, which constitutes 0.6% of the outstanding Common Stock of the Issuer. Listed below is the date of each purchase of Common Stock by the applicable trust, the number of shares purchased and the per share price.

         Gordon Gund - Grant Gund Generation Skipping Trust (Mr. George Gund serves as co-trustee with Grant Gund, Richard T. Watson
         and Rebecca H. Dent)                                           50,000

                                                                   Per Share
             Date                        Number of Shares        Purchase Price     Source of Funds(30)
             ----                        ----------------        --------------     -------------------
             March 1, 2002                    15,000                $1.83               Gordon Gund
             March 5, 2002                    12,500                $1.74               Gordon Gund
             April 12, 2002                   19,400                $1.28               Gordon Gund
             April 15, 2002                    3,100                $1.12               Gordon Gund

        Gordon Gund - G. Zachary Gund Generation Skipping Trust (Mr. George Gund serves as co-trustee with G. Zachary Gund, Richard T. Watson and
        Rebecca H. Dent)                                                50,000

                                                                   Per Share
             Date                        Number Of Shares        Purchase Price  Source of Funds(31)
             ----                        ----------------        --------------  -------------------
             March 1, 2002                    15,000                $1.83               Gordon Gund
             March 5, 2002                    12,500                $1.74               Gordon Gund
             April 12, 2002                   19,400                $1.28               Gordon Gund
             April 15, 2002                   3,100                 $1.12               Gordon Gund


                  GAIL BARROWS, as co-trustee with Llura L. Gund for the Anna Barrows Beakey 1998 Trust and the Katharine Barrows Dadagian 1998 Trust, may be deemed to have shared power to vote and shared power to dispose of 5,000 shares of Common Stock owned by each trust, for an aggregate beneficial ownership of 10,000 shares of Common Stock, which constitutes 0.1% of the outstanding Common Stock of the Issuer. Listed below is the date of each purchase of Common Stock by the applicable trust, the number of shares purchased and the per share price.

-------------------------

         (30) The purchases were funded by borrowings provided by Gordon Gund under interest-bearing promissory notes.


         (31) The purchases were funded by borrowings provided by Gordon Gund under interest-bearing promissory notes.

CUSIP No.   45031X 10 5           Schedule 13D              Page 24 of 26 Pages

         Anna Barrows Beakey 1998 Trust (Ms. Barrows serves as co-trustee with
         Llura L. Gund)                                                   5,000

                                                                   Per Share
             Date                        Number Of Shares        Purchase Price   Source of Funds(32)
             ----                        ----------------        --------------   -------------------
             September 27, 2001               1,000                 $2.11               Gordon Gund
             February 5, 2002                 2,000                 $2.96               Gordon Gund
             May 15, 2002                     2,000                 $1.05               Gordon Gund

         Katharine Barrows Dadagian 1998 Trust (Ms. Barrows serves as co-trustee
         with Llura L. Gund)                                             5,000

                                                                    Per Share
             Date                        Number of Shares         Purchase Price   Source of Funds(33)
             ----                        ----------------         --------------   -------------------
             September 27, 2001               1,000                 $2.11               Gordon Gund
             February 5, 2002                 2,000                 $2.96               Gordon Gund
             May 15, 2002                     2,000                 $1.05               Gordon Gund

         (c) To the best of the Reporting Persons' knowledge, other than the transactions set forth herein this Schedule 13D, there have not been any transactions in the class of securities reported on that were effected during the past sixty days by the persons named in response to paragraph (a).

         (d)-(e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information provided or incorporated by reference in Item 3 and
Item 4 is hereby incorporated by reference.

         A voting agreement, dated September 19, 2002 (the "VOTING AGREEMENT"), by and among the Other Investors (and affiliates therewith) and certain existing stockholders of ISTA, including the Recent Purchasing Trusts, whose trustees are among the persons named in Item 2, was entered into to induce the Other Investors and the Recent Purchasing Trusts to enter into the Note and Warrant Agreement and the Common Stock Purchase Agreement and requires certain existing stockholders to vote their shares in favor of or provide their consent to such agreements and any other matters reasonably necessary to consummate the transactions contemplated in those agreements, including amending ISTA's certificate of incorporation to increase the authorized number of shares of Common Stock, to enable stockholder actions by written consent and to effect a reverse stock split as set forth in the Common Stock Purchase Agreement. Furthermore, certain existing stockholders must vote their shares against any Acquisition Proposal (as that term is defined in the Common Stock Purchase Agreement). The Voting Agreement is terminable upon either written mutual consent of the parties or automatically upon the earlier to occur of the Closing (as that term is defined in the Common Stock Purchase Agreement) under, or the valid termination of, the Common Stock Purchase Agreement. The Voting Agreement may be deemed to result in the formation


         (32) The purchases were funded by borrowings provided by Gordon Gund under interest-bearing promissory notes.


        (33) The purchases were funded by borrowings provided by Gordon Gund under interest-bearing promissory notes.

CUSIP No.   45031X 10 5           Schedule 13D              Page 25 of 26 Pages

of a "group" within Rule 13d-5(b)(1) of the Exchange Act.
Notwithstanding the Voting Agreement, the Recent Purchasing Trusts and their trustees, who are certain of the Reporting Persons hereunder, expressly disclaim any beneficial ownership of any securities of any party not named as a Reporting Person in this Schedule 13D.

         To the best of the Reporting Persons' knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         A. Note and Warrant Purchase Agreement dated September 19, 2002 by and among ISTA Pharmaceuticals, Inc. and various investors, including the Recent Purchasing Trusts (Incorporated by reference to Exhibit 99.1 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002).

         B. Form of Senior Secured Convertible Promissory Note issued under the Note and Warrant Purchase Agreement (Incorporated by reference to Exhibit 99.2 of ISTA's Current Report on Form 8-K filed with the Commission on September 25,
2002).

         C. Form of Warrant issue under the Note and Warrant Purchase Agreement (Incorporated by reference to Exhibit 99.3 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002).

         D. Common Stock and Warrant Purchase Agreement dated September 19, 2002 by and among ISTA Pharmaceuticals, Inc. and various investors, including the Recent Purchasing Trusts (Incorporated by reference to Exhibit 99.4 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.

         E. Form of Warrant to be issued under the Common Stock and Warrant Purchase Agreement (Incorporated by reference to Exhibit 99.5 of ISTA's Current Report filed on Form 8-K filed with the Commission on September 25, 2002).

         F. Voting Agreement dated September 19, 2002 by and among the stockholder of ISTA and the Investors.

         G. Power of Attorney of the Reporting Persons.

 [REMAINDER OF PAGE IS LEFT INTENTIONALLY BLANK. SIGNATURES BEGIN ON NEXT PAGE.]

CUSIP No.   45031X 10 5           Schedule 13D              Page 26 of 26 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date:  October 1, 2002



                             /S/Theodore W. Baker*
                             ------------------------------------------------
                             Name:  Theodore W. Baker
                                    Attorney-in-Fact for the Reporting Persons

* The Power of Attorney authorizing Theodore W. Baker to act on behalf of the Reporting Persons is attached hereto as Exhibit G.

                                  EXHIBIT INDEX

         A. Note and Warrant Purchase Agreement dated September 19, 2002 by and among ISTA Pharmaceuticals, Inc. and various investors, including the Recent Purchasing Trusts (Incorporated by reference to Exhibit 99.1 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002).

         B. Form of Senior Secured Convertible Promissory Note issued under the Note and Warrant Purchase Agreement (Incorporated by reference to Exhibit 99.2 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002).

         C. Form of Warrant issue under the Note and Warrant Purchase Agreement (Incorporated by reference to Exhibit 99.3 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002).

         D. Common Stock and Warrant Purchase Agreement dated September 19, 2002 by and among ISTA Pharmaceuticals, Inc. and various investors, including the Recent Purchasing Trusts (Incorporated by reference to Exhibit 99.4 of ISTA's Current Report on Form 8-K filed with the Commission on September 25, 2002.

         E. Form of Warrant to be issued under the Common Stock and Warrant Purchase Agreement (Incorporated by reference to
                  Exhibit 99.5 of ISTA's Current Report filed on Form 8-K filed with the Commission on September 25, 2002).

         F. Voting Agreement dated September 19 2002 by and among the stockholder of ISTA and the Investors.

         G.       Power of Attorney of the Reporting Persons.

                                                                       Exhibit F


                                VOTING AGREEMENT


         VOTING AGREEMENT, dated as of September 19, 2002 (the "Agreement"), by and among the undersigned investors whose names appear on the signature pages hereto (collectively, the "Investors"), and the undersigned stockholder of Ista Pharmaceuticals, Inc., a Delaware corporation (the "Company"), whose name appears on the signature page hereto ("Stockholder").

         WHEREAS, contemporaneously with the execution and delivery of this Agreement, the Investors and the Company are entering into (1) a Common Stock and Warrant Purchase Agreement (the "Stock Purchase Agreement"), which provides, among other things, upon the terms and subject to the conditions set forth therein, for the purchase by the Investors of shares of common stock, par value $0.001 per share, of the Company ("Company Common Stock"), at a price per share equal to thirty eight cents ($0.38) (the "Financing"), and (2) a Note and Warrant Purchase Agreement (the "Note Purchase Agreement"), which provides for the issuance of convertible promissory notes to Investors with an aggregate principal amount of $4,000,000 as consideration for a loan from the investors in the same amount (the "Bridge");

         WHEREAS, as of the date hereof, Stockholder beneficially owns (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) the number of shares of Company Common Stock set forth below Stockholder's name on the signature page hereto (all such shares of Company Common Stock so owned and which may hereafter be acquired by Stockholder prior to the termination of this Agreement, whether upon the exercise of options, warrants or other right to acquire shares, conversion of debt or by means of purchase, dividend, distribution or otherwise, and other than any such shares which have been transferred in accordance with the terms hereof, being referred to herein as Stockholder's "Shares"); and

         WHEREAS, as a condition and inducement to each of the Investors to enter into the Stock Purchase Agreement and the Note Purchase Agreement and consummate the Financing and the Bridge, the Investors have required that Stockholder agree, and Stockholder has agreed (solely in his, her or its capacity as such, but not in any other capacity, including as director or officer of the Company), to vote his, her or its Shares or, if applicable, either sign and deliver or withhold its, his or her consent in accordance with this Agreement;

         NOW, THEREFORE, to induce each of the Investors to enter into the Stock Purchase Agreement and the Note Purchase Agreement, and in consideration of the representations, warranties, covenants and agreements contained herein and in the Stock Purchase Agreement and the Note Purchase Agreement, and intending to be legally bound hereby, each of the Investors and Stockholder (solely in his, her or its capacity as such, but not in any other capacity, including as director or officer of the Company) hereby agree as follows:

                                   ARTICLE 1
                         TRANSFER AND VOTING OF SHARES;
                     AND OTHER COVENANTS OF THE STOCKHOLDERS


         Section 1.1 Voting of Shares. From the date hereof until the termination of this Agreement pursuant to Section 3.2 (the "Term"), at any meeting of the stockholders of the Company, however called, and in any solicitation of written consent of the stockholders of the Company, Stockholder shall:

                  (a) Vote its, his or her Shares in favor of or, in the case of a solicitation of written consent of the stockholders of the Company, sign and deliver to the Company its, his or her consent to (i) the Financing and the Stock Purchase Agreement (as amended from time to time in accordance with the terms thereof), including the offer, sale and issuance of Company Common Stock thereunder, (ii) the Bridge and the Note Purchase Agreement (as amended from time to time in accordance with the terms thereof), the issuance of convertible promissory notes and warrants thereunder and the issuance of Company Common Stock upon conversion of such notes and exercise of such warrants; and (iii) any other matter reasonably necessary to consummate any other transactions contemplated by the Stock Purchase Agreement and the Note Purchase Agreement which is considered at any such meeting of stockholders or in any such consent, including the amendment and restatement of the Company's Amended and Restated Certificate of Incorporation to (A) increase the number of shares of Common Stock authorized from 100,000,000 to 165,000,000, (B) enable the Company's stockholders to take action by written consent, and (C) effect the Reverse Stock Split as set forth in the Stock Purchase Agreement.

                  (b) Vote its, his or her Shares against or, in the case of a solicitation of written consent of the stockholders of the Company, withhold its consent from any Acquisition Proposal (as defined in the Stock Purchase Agreement) and against any other action which is intended or which could reasonably be expected to impede, interfere with, delay, postpone or materially and adversely affect any of the transactions contemplated by the Stock Purchase Agreement, including the Financing, and the Note Purchase Agreement, including the Bridge, or the likelihood of such transactions being consummated.

         Section 1.2 No Inconsistent Arrangements. Except as contemplated by this Agreement, Stockholder shall not during the Term: (A) transfer (which term shall include, without limitation, any sale, assignment, gift, pledge, hypothecation or other disposition), or consent to any transfer of, any or all of Stockholder's Shares or any interest therein, or create or permit to exist any Encumbrance (as defined below) on such Shares, unless (i) the Stockholder first delivers written notice to the Investors of the intended transfer and the identity of the Person to whom such Stockholder intends to transfer the Shares or interests therein, and such Person is reasonably acceptable to the Investors, and (ii) each Person to which any such Shares or interests therein are transferred will have executed and delivered (1) a counterpart of this Agreement, and (2) a written instrument reasonably acceptable to the Investors pursuant to which such Person agrees to hold such Shares subject to all of the terms and conditions set forth in this Agreement; (B) enter into any contract, option or other agreement with respect to any transfer of any or all of such Shares or any interest therein; (C) grant any proxy, power-of-attorney or other authorization in or with respect to such Shares; (D) deposit such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares; or (E) take any other action in his, her or its capacity as a Stockholder of the Company that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby, by the Stock Purchase Agreement or by the Note Purchase Agreement.

         Section 1.3 Proxy.

                  (a) Stockholder hereby revokes any and all prior proxies or powers of attorney in respect of any of Stockholder's Shares and constitutes and appoints Kathleen D. LaPorte ("LaPorte") and Liza Page Nelson ("Nelson"), each of them with full power of substitution and resubstitution, at any time during the Term, and each of them and both of them as Stockholder's true and lawful attorneys and proxies (its "Proxy"), for and in its, his or her name, place and stead, to demand that the Secretary of the Company call a special meeting of the stockholders of the Company for the purpose of considering any matter referred to in Section 1.1 (if permitted under the Company's certificate of incorporation or bylaws) and to vote each of such Shares as its Proxy, at every annual, special, adjourned or postponed meeting of the stockholders of the Company, and to sign its, his or her name (as stockholder) to any consent as provided in
Section 1.1. THE FOREGOING PROXY AND POWER OF ATTORNEY ARE IRREVOCABLE AND COUPLED WITH AN INTEREST THROUGHOUT THE TERM.

                  (b) Each of the Investors, jointly and severally, will indemnify and hold harmless each of LaPorte and Nelson, and any substitutes of either of them, as Proxy hereunder, against and with respect to any and all claims, suits, actions, proceedings (formal and informal), investigations, judgments, deficiencies, damages, settlements, liabilities and legal and other expenses (including legal fees and expenses of attorneys) as and when incurred arising out of or based upon any act, omission, alleged act or alleged omission by either of them or both of them taken in accordance with their duties as Proxy under this Agreement, or any other cause, in any case in connection with the acceptance of or the performance or non-performance by either of them or both of them, or their agents, of any of their duties as Proxy in accordance with this Agreement.

         Section 1.4 Stop Transfer. Each Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of Stockholder's Shares, unless such transfer is made in compliance with this Agreement.


                                   ARTICLE 2

               REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

         Each Stockholder hereby represents and warrants to the Investors as follows:

         Section 2.1 Due Authorization, etc. Stockholder has all requisite power and authority, or capacity, as applicable, to execute, deliver and perform this Agreement, to appoint LaPorte and Nelson as Stockholder's Proxy and to consummate the transactions contemplated hereby. If Stockholder is not a natural person, the execution, delivery and performance of this Agreement, the appointment of LaPorte and Nelson as Stockholder's Proxy and the consummation of the other transactions contemplated hereby have been duly authorized by all necessary action on the part of Stockholder, and no authorization or approval of or other action by the Company or any other Person is necessary for the validity, effectiveness and enforceability of this Agreement. This Agreement has been duly executed and delivered by or on behalf of Stockholder and constitutes a legal, valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws and except that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding for such remedy may be brought. There is no beneficiary or holder of a voting trust certificate or other interest of any trust of which Stockholder is trustee whose consent is required for the execution and delivery of this Agreement of the consummation by Stockholder of the transactions contemplated hereby.

         Section 2.2 No Conflicts; Required Filings and Consents.

                  (a) The execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder will not, (i) conflict with or violate any trust agreement or other similar documents relating to any trust of which Stockholder is trustee, (ii) conflict with or violate any law applicable to Stockholder or by which Stockholder or any of Stockholder's properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, acceleration or cancellation of, or result in the creation of a lien or encumbrance on Stockholder's Shares, pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Stockholder is a party or by which Stockholder or any of Stockholder's Shares is bound or affected, except, in the case of clauses (ii) and (iii), for any such breaches, defaults or other occurrences that would not prevent or materially delay the performance by Stockholder of Stockholder's obligations under this Agreement.

                  (b) The execution and delivery of this Agreement by Stockholder does not, and the performance of this Agreement by Stockholder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity (as defined in the Stock Purchase Agreement), except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay the performance by Stockholder of Stockholder's obligations under this Agreement.

         Section 2.3 Title to Shares. Stockholder is the sole beneficial owner of its Shares, free and clear of any pledge, lien, security interest, mortgage, charge, claim, equity, option, proxy, voting restriction, voting trust or agreement, understanding, arrangement, right of first refusal, limitation on disposition, adverse claim of ownership or use or encumbrance of any kind ("Encumbrances"), other than restrictions imposed by the securities laws or pursuant to this Agreement, the Stock Purchase Agreement and the Note Purchase Agreement.

         Section 2.4 No Finder's Fees. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Stockholder. Stockholder, on behalf of itself and its affiliates, hereby acknowledges that it is not entitled to receive any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated hereby, by the Stock Purchase Agreement or by the Note Purchase Agreement.


                                   ARTICLE 3

                                 MISCELLANEOUS


                  Section 3.1 Definitions. Each capitalized term used but not otherwise defined in this Agreement has the meaning ascribed to such term in the Stock Purchase Agreement.

                  Section 3.2 Termination. This Agreement shall terminate and be of no further force and effect (a) by the written mutual consent of the parties hereto or (b) automatically and without any required action of the parties hereto upon the earlier to occur of the Closing and the valid termination of the Stock Purchase Agreement in accordance with its terms. No such termination of this Agreement shall relieve any party hereto from any liability for any breach of this Agreement prior to termination.

                  Section 3.3 Further Assurance. The rights and obligations of Stockholder contained herein are separate from and shall not affect any rights and obligations, including any applicable fiduciary duties, that Stockholder may have under applicable law in such Stockholder's capacity as an officer or director of the Company. Any such rights and obligations, including any applicable fiduciary duties, that Stockholder may have under applicable law in any such other capacity shall not affect the rights and obligations of Stockholder contained herein.

                  Section 3.4 Certain Events. Stockholder agrees that this Agreement and Stockholder's obligations hereunder shall attach to Stockholder's Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Shares shall pass, whether by operation of law or otherwise, including, without limitation, Stockholder's heirs, guardians, administrators, or successors. Notwithstanding any transfer of Shares, the transferor shall remain liable for the performance of all its obligations under this Agreement.

                  Section 3.5 No Waiver. The failure of any party hereto to exercise any right, power, or remedy provided under this agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, any custom or practice of the parties at variance with the terms hereof shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.


                  Section 3.6 Specific Performance. Stockholder acknowledges that if Stockholder fails to perform any of its obligations under this Agreement immediate and irreparable harm or injury would be caused to each of the Investors for which money damages would not be an adequate remedy. In such event, Stockholder agrees that each of the Investors shall have the right, in addition to any other rights it may have, to specific performance of this Agreement. Accordingly, if any of the Investors should institute an action or proceeding seeking specific enforcement of the provisions hereof, Stockholder hereby waives the claim or defense that each of the Investors, as the case may be, has an adequate remedy at law and hereby agrees not to assert in any such action or proceeding the claim or defense that such a remedy at law exists. Stockholder further agrees to waive any requirements for the securing or posting of any bond in connection with obtaining any such equitable relief.

                  Section 3.7 Notice. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made (a) as of the date delivered or sent by facsimile if delivered personally or by facsimile, and (b) on the third business day after deposit in the U.S. mail, if mailed by registered or certified mail (postage prepaid, return receipt requested), in each case to the parties at the following addresses (or at such other address for a party as shall be specified by like notice, except that notices of changes of address shall be effective upon receipt):

         (x)      If to the Investors:

                  Sprout Capital IX, L.P
                  11 Madison Avenue, 13th Floor
                  New York, NY 10010
                  Attention:  Kathleen D. LaPorte
                  Facsimile:  (212) 538-8245

                  Investor Growth Capital Limited
                  National Westminster House
                  Le Truchot, St. Peter Port
                  Guernsey GY1 4PW
                  Channel Islands
                  Attention:  Marc Hollander
                  Facsimile:  44 1481 732 616

                  Sanderling Ventures
                  400 S. El Camino Real, Suite 1200
                  San Mateo, CA 94402
                  Attention:  Andrew Lenz
                  Facsimile:  (650) 375-7077

                  Dionis Trust
                  c/o Gund Investment Corporation
                  14 Nassau Street
                  Princeton, NJ 08542
                  Attention:  Theodore Baker
                  Facsimile:  (609) 921-7697

                  KBL Healthcare, LP
                  645 Madison Avenue
                  New York, NY 10022

                  Attention:  Marlene Krauss

                  Facsimile:  (212) 319 5591

                  With a copy (which shall not constitute notice) to:

                  Brobeck, Phleger & Harrison LLP
                  2000 University Avenue
                  East Palo Alto, California 94303
                  Attention:  Warren Lazarow, Esq.
                  Facsimile:  (650) 331-4200

                  (y) If to Stockholder, at the address set forth below Stockholder's name on the signature page hereto.

                  With copies (which shall not constitute notice) to:

                  Ista Pharmaceuticals, Inc.
                  15279 Alton Parkway, #100
                  Irvine, CA  92618
                  Attention: Chief Executive Officer
                  Facsimile:  (949) 789-7744

                  and

                  Wilson Sonsini Goodrich & Rosati, P.C.
                  650 Page Mill Road
                  Palo Alto, California 94304
                  Attention:  Issac J. Vaughn
                  Facsimile:  (650) 493-6811

         Section 3.8 Expenses. Except as otherwise expressly set forth herein, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees, costs and expenses; provided that the Company may pay such fees, costs and expenses of Stockholder.

         Section 3.9 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         Section 3.10 Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the invalid, void or unenforceable term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the parties agree that the court making such determination shall have the power to and shall, subject to the discretion of such court, reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

         Section 3.11 Entire Agreement; No Third-Party Beneficiaries. This Agreement, including the documents and the instruments referred to herein and therein, constitute the entire agreement and supersede all prior agreements, negotiations, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof. Nothing in this Agreement shall be construed to give any person other than the parties to this Agreement or their respective successors or permitted assigns any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision contained herein.

         Section 3.12 Assignment. Neither this Agreement not any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written content of the other parties, except that each of the Investors may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any of its Affiliates and such assignment shall not relieve any of the Investors of any obligation under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

         Section 3.13 Governing Law; Forum; Injunctive Relief. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED WHOLLY WITHIN THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW OF ANY JURISDICTION. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Delaware or in a Delaware state court, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties (a) consents to submit itself to the personal jurisdiction of the Court of Chancery of the State of Delaware of and for the County of New Castle in the event any dispute arises out of this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from such court and (c) agrees that it will not bring any action relating to this Agreement in any court other than the Court of Chancery of the State of Delaware of and for the County of New Castle.

         Section 3.14 Amendment. Subject to applicable law, this Agreement may not be amended, modified and supplemented in any and all respects other than by written agreement of the parties hereto.

         Section 3.15 Waiver. Any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(b) waive any inaccuracies in the representations and warranties of the other parties hereto contained herein or in any document delivered pursuant hereto and
(c) waive compliance by the other parties hereto with any of their agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only as against such party and only if set forth in an instrument in writing signed by such party. The failure of any party hereto to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

         Section 3.16 Counterparts. This Agreement may be executed in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which shall constitute one and the same agreement.

IN WITNESS WHEREOF, each of the Investors and Stockholder have caused this Agreement to be executed as of the date first written above.



STOCKHOLDER:  Dionis Trust

By: /S/ GORDON GUND
    ----------------------------------------

Name: GORDON GUND
      --------------------------------------

Title: TRUSTEE
       -------------------------------------

Address: 14 NASSAU STREET
         -----------------------------------

PRINCETON, NJ 08542
--------------------------------------------

Telephone: 609-961-3633
           ---------------------------------

Facsimile No. 609-961-9458
              ------------------------------

Share beneficially owned:

568,047      shares of Company Common Stock
------------
____________ shares of Company Common Stock issuable upon the exercise of outstanding options, warrants or other rights

        IN WITNESS WHEREOF, each of the Investors and Stockholder have caused this Agreement to be executed as of the date first written above.



STOCKHOLDER:  G. Zachary Gund 1978 Trust

By: /S/ LLURA GUND
    ----------------------------------------

Name: LLURA GUND
      --------------------------------------

Title: TRUSTEE
       -------------------------------------

Address: 14 NASSAU STREET
         -----------------------------------

PRINCETON, NJ 08542
--------------------------------------------

Telephone: 609-961-3633
           ---------------------------------

Facsimile No. 609-961-9458
              ------------------------------

Share beneficially owned:

300,000      shares of Company Common Stock
------------
____________ shares of Company Common Stock issuable upon the exercise of outstanding options, warrants or other rights

        IN WITNESS WHEREOF, each of the Investors and Stockholder have caused this Agreement to be executed as of the date first written above.



STOCKHOLDER:  Grant Gund 1978 Trust

By: /S/ LLURA GUND
    ----------------------------------------

Name: LLURA GUND
      --------------------------------------

Title: TRUSTEE
       -------------------------------------

Address: 14 NASSAU STREET
         -----------------------------------

PRINCETON, NJ 08542
--------------------------------------------

Telephone: 609-961-3633
           ---------------------------------

Facsimile No. 609-961-9458
              ------------------------------

Share beneficially owned:

300,000      shares of Company Common Stock
------------
____________ shares of Company Common Stock issuable upon the exercise of outstanding options, warrants or other rights

        IN WITNESS WHEREOF, each of the Investors and Stockholder have caused this Agreement to be executed as of the date first written above.



STOCKHOLDER:  Grant Owen Gund Gift Trust

By: /S/ GRANT GUND
    ----------------------------------------

Name: GRANT GUND
      --------------------------------------

Title: TRUSTEE
       -------------------------------------

Address: 14 NASSAU STREET
         -----------------------------------

PRINCETON, NJ 08542
--------------------------------------------

Telephone: 609-961-3633
           ---------------------------------

Facsimile No. 609-961-9458
              ------------------------------

Share beneficially owned:

10,000       shares of Company Common Stock
------------
____________ shares of Company Common Stock issuable upon the exercise of outstanding options, warrants or other rights

        IN WITNESS WHEREOF, each of the Investors and Stockholder have caused this Agreement to be executed as of the date first written above.



STOCKHOLDER:  Llura Blair Owen Gund Gift Trust

By: /S/ GRANT GUND
    ----------------------------------------

Name: GRANT GUND
      --------------------------------------

Title: TRUSTEE
       -------------------------------------

Address: 14 NASSAU STREET
         -----------------------------------

PRINCETON, NJ 08542
--------------------------------------------

Telephone: 609-961-3633
           ---------------------------------

Facsimile No. 609-961-9458
              ------------------------------

Share beneficially owned:

10,000       shares of Company Common Stock
------------
____________ shares of Company Common Stock issuable upon the exercise of outstanding options, warrants or other rights

        IN WITNESS WHEREOF, each of the Investors and Stockholder have caused this Agreement to be executed as of the date first written above.



STOCKHOLDER:  Katharine Barrows Dadagian 1998 Trust

By: /S/ LLURA GUND
    ----------------------------------------

Name: LLURA GUND
      --------------------------------------

Title: TRUSTEE
       -------------------------------------

Address: 14 NASSAU STREET
         -----------------------------------

PRINCETON, NJ 08542
--------------------------------------------

Telephone: 609-961-3633
           ---------------------------------

Facsimile No. 609-961-9458
              ------------------------------

Share beneficially owned:

5,000        shares of Company Common Stock
------------
____________ shares of Company Common Stock issuable upon the exercise of outstanding options, warrants or other rights

        IN WITNESS WHEREOF, each of the Investors and Stockholder have caused this Agreement to be executed as of the date first written above.



STOCKHOLDER:  Anna Barrows Beakey 1998 Trust

By: /S/ LLURA GUND
    ----------------------------------------

Name: LLURA GUND
      --------------------------------------

Title: TRUSTEE
       -------------------------------------

Address: 14 NASSAU STREET
         -----------------------------------

PRINCETON, NJ 08542
--------------------------------------------

Telephone: 609-961-3633
           ---------------------------------

Facsimile No. 609-961-9458
              ------------------------------

Share beneficially owned:

5,000        shares of Company Common Stock
------------
____________ shares of Company Common Stock issuable upon the exercise of outstanding options, warrants or other rights

IN WITNESS WHEREOF, each of the Investors and Stockholder have caused this Agreement to be executed as of the date first written above.


SPROUT CAPITAL IX, L.P.
By: DLJ Capital Corporation
Its: Managing General Partner

By: /s/ Kathleen D. LaPorte
    -------------------------------------------------

Name: Kathleen D. LaPorte
      -----------------------------------------------

Title: Managing Director
       ----------------------------------------------

IN WITNESS WHEREOF, each of the Investors and Stockholder have caused this Agreement to be executed as of the date first written above.

SPROUT ENTREPRENEURS' FUND, L.P.
By:  DLJ Capital Corp.
Its: General Partner

By: /s/ Kathleen D. LaPorte
    -------------------------------------------------

Name: Kathleen D. LaPorte
      -----------------------------------------------

Title: Managing Director
       ----------------------------------------------

IN WITNESS WHEREOF, each of the Investors and Stockholder have caused this Agreement to be executed as of the date first written above.


DONALDSON, LUFKIN & JENRETTE SECURITIES CORPORATION, as nominee for:
DLJ First ESC, L.P.
EMA 2001 Plan, L.P.
CSFB 2001 Investors, L.P.
Credit Suisse First Boston Private Equity, Inc.
Docklands 2001 Plan, L.P.
Paradeplatz 2001 Plan, L.P.

By: /s/ Kathleen D. LaPorte
    -------------------------------------------------

Name: Kathleen D. LaPorte
      -----------------------------------------------

Title: Attorney in Fact
       ----------------------------------------------

IN WITNESS WHEREOF, each of the Investors and Stockholder have caused this Agreement to be executed as of the date first written above.


INVESTOR GROWTH CAPITAL LIMITED

By: /s/ David Jeffreys                   By: /s/ Marc Hollander
    -------------------------------          -----------------------------------

Name: David Jeffreys                     Name: Marc Hollander
     ------------------------------           ----------------------------------

Title: A. Director                       Title: B. Director
      -----------------------------            ---------------------------------

IN WITNESS WHEREOF, each of the Investors and Stockholder have caused this Agreement to be executed as of the date first written above.


INVESTOR GROUP L.P.

By: /s/ David Jeffreys                   By: /s/ Marc Hollander
    -------------------------------          -----------------------------------

Name: David Jeffreys                     Name: Marc Hollander
     ------------------------------           ----------------------------------

Title: A. Director                       Title: B. Director
      -----------------------------            ---------------------------------

IN WITNESS WHEREOF, each of the Investors and Stockholder have caused this Agreement to be executed as of the date first written above.


SANDERLING VENTURE PARTNERS V CO-INVESTMENT FUND, L.P.


By:   /s/ Robert G. McNeil
    ----------------------------------------------------------

Name: Robert G. McNeil
      -----------------------------------------------

Title: Managing Director
       ----------------------------------------------

IN WITNESS WHEREOF, each of the Investors and Stockholder have caused this Agreement to be executed as of the date first written above.


SANDERLING V BIOMEDICAL CO-INVESTMENT FUND, L.P.
By:  Middleton, McNeil & Mills Associates V, LLC


By: /s/ Robert G. McNeil
    ----------------------------------------------------------

Name: Robert G. McNeil
      -----------------------------------------------

Title: Managing Director
       -------------------------------------

IN WITNESS WHEREOF, each of the Investors and Stockholder have caused this Agreement to be executed as of the date first written above.


SANDERLING V LIMITED PARTNERSHIP
By:  Middleton, McNeil & Mills Associates V, LLC


By: /s/ Robert G. McNeil
    ----------------------------------------------------------

Name: Robert G. McNeil
      -----------------------------------------------

Title: Managing Director
       -------------------------------------

IN WITNESS WHEREOF, each of the Investors and Stockholder have caused this Agreement to be executed as of the date first written above.


SANDERLING V BETEILIGUNGS GMBH & CO. KG
By:  Middleton, McNeil & Mills Associates V, LLC


By:  /s/ Robert G. McNeil
    ----------------------------------------------------------

Name: Robert G. McNeil
      -----------------------------------------------

Title: Managing Director
       -------------------------------------

IN WITNESS WHEREOF, each of the Investors and Stockholder have caused this Agreement to be executed as of the date first written above.


SANDERLING V VENTURES MANAGEMENT
By:  Middleton, McNeil & Mills Associates V, LLC


By:  /s/ Robert G. McNeil
    ----------------------------------------------------------

Name: Robert G. McNeil
      -----------------------------------------------

Title: Owner
       ----------------------------------------------

IN WITNESS WHEREOF, each of the Investors and Stockholder have caused this Agreement to be executed as of the date first written above.


DIONIS TRUST

By:  /s/ Gordon Gund
    ----------------------------------------------------------

Name:  Gordon Gund
      -----------------------------------------------

Title: Trustee
       ----------------------------------------------

IN WITNESS WHEREOF, each of the Investors and Stockholder have caused this Agreement to be executed as of the date first written above.


GRANT GUND 1978 TRUST

By: /s/ Llura Gund
    ----------------------------------------------------------

Name:  Llura Gund
      -----------------------------------------------

Title:  Trustee
       ----------------------------------------------

IN WITNESS WHEREOF, each of the Investors and Stockholder have caused this Agreement to be executed as of the date first written above.


G. ZACHARY GUND 1978 TRUST

By:    /s/ Llura Gund
    ----------------------------------------------------------

Name:  Llura Gund
      -----------------------------------------------

Title: Trustee
       ----------------------------------------------

 IN WITNESS WHEREOF, each of the Investors and Stockholder have caused this Agreement to be executed as of the date first written above.


KBL HEALTHCARE, LP


By:  /s/ Marlene Krauss
    ----------------------------------------------------------

Name: Marlene Krauss
      -----------------------------------------------

Title: Managing Director
       ----------------------------------------------

IN WITNESS WHEREOF, each of the Investors and Stockholder have caused this Agreement to be executed as of the date first written above.


KBL PARTNERSHIP, LP


By: /s/ Marlene Krauss
    ----------------------------------------------------------

Name: Marlene Krauss
      -----------------------------------------------

Title: Managing Director
       -------------------------------------

IN WITNESS WHEREOF, each of the Investors and Stockholder have caused this Agreement to be executed as of the date first written above.


CDP CAPITAL


By: /s/ Robert G. McNeil
    ----------------------------------------------------------

Name: Robert G. McNeil
      -----------------------------------------------

Title:
       -------------------------------------

IN WITNESS WHEREOF, each of the Investors and Stockholder have caused this Agreement to be executed as of the date first written above.


ONTARIO TEACHERS PENSION PLAN


By: /s/ Robert G. McNeil
    ----------------------------------------------------------

Name: Robert G. McNeil
      -----------------------------------------------

Title:
       -------------------------------------

                                    EXHIBIT G

                                POWER OF ATTORNEY

                  KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Gordon Gund and Theodore W. Baker, and each of them, as the true and lawful attorney or attorneys-in-fact, with full power of substitution and revocation, for the undersigned and in the name, place and stead of the undersigned, in any and all capacities, to execute, on behalf of the undersigned, any and all statements or reports under Section 13 of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), with respect to the beneficial ownership of Common Stock, par value $0.001 per share, of ISTA Pharmaceuticals, Inc., a Delaware corporation, including, without limitation, all statements on Schedule 13G and all amendments thereto and any and all other documents that may be required, from time to time, to be filed with the Securities and Exchange Commission (the "COMMISSION"), to execute any and all amendments or supplements to any such statements or forms and file the same, with all exhibits thereto, and other documents in connection therewith, with the Commission, granting to said attorney or attorneys-in-fact full power and authority to do so and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney or attorneys-in-fact or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. The undersigned acknowledges that the foregoing attorneys-in-fact, and each of them, in serving in such capacity at the request of the undersigned, are not assuming any of the responsibilities of the undersigned to comply with Section 13 of the Exchange Act or any other legal requirement. This Power of Attorney shall remain in effect until revoked in writing by the undersigned.

                  This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original with respect to the person executing it.

                  Dated as of this 24th day of September 2002.



/s/ Llura L. Gund                                               /s/ Rebecca H. Dent
--------------------------------------------                    --------------------------------------------
Llura L. Gund, as trustee for the Dionis                        Rebecca H. Dent, as trustee for the Gordon
Trust, the Gordon Gund - Grant Gund Trust,                      Gund - Grant Gund Generation Skipping
the Gordon Gund - G. Zachary Gund Trust,                        Trust, the Gordon Gund - G. Zachary Gund
the Anna Barrows Beakey 1998 Trust and the                      Generation Skipping Trust, the Llura Blair
Katharine Barrows Dadagian 1998 Trust                           Gund Gift Trust and the Grant Owen Gund
                                                                Gift Trust

/s/ Grant Gund                                                  /s/ George Gund III
--------------------------------------------                    --------------------------------------------
Grant Gund, individually, and as trustee for                    George Gund III, as trustee for the Gordon
the Gordon Gund - Grant Gund Generation                         Gund - Grant Gund Generation Skipping Trust
Skipping Trust, the Llura Blair Gund Gift                       and the Gordon Gund - G. Zachary Gund
Trust and the Grant Owen Gund Gift Trust                        Generation Skipping Trust

                                                                /s/ Gail Barrows
                                                                --------------------------------------------
/s/ G. Zachary Gund                                             Gail Barrows, as trustee for the Anna
--------------------------------------------                    Barrows Beakey 1998 Trust and the Katharine
G. Zachary Gund, individually, and as                           Barrows Dadagian 1998 Trust
trustee for the Gordon Gund - G. Zachary
Gund Generation Skipping Trust                                  /s/ Gordon Gund
                                                                --------------------------------------------
 /s/ Richard T. Watson                                          Gordon Gund, as trustee for the Dionis Trust
 --------------------------------------------
 Richard T. Watson, as trustee for the Gordon
 Gund - G. Zachary Gund Generation Skipping
 Trust and the Gordon Gund - Grant Gund
 Generation Skipping Trust

